PN MED GROUP INC.
                           San Isidro 250, depot 618,
                             Santiago, Chile 8240400
                               Tel: 569-659-22350
                                Fax: 775-981-9001
                           Email: pnmedgroup@gmail.com
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                                                                  August 6, 2012

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: PN Med Group Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed July 11, 2012
    File No. 333-181229

Dear Mr. Schwall:

This letter shall serve as the request of PN Med Group Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Monday, August 6, 2012, 4:30PM EST, or the soonest practicable date thereafter.

The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Pedro Perez Niklitschek
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Pedro Niklitschek
President & Director